SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026 AND 2025

Prepared by Management

MANAGEMENT PREPARATION AND RESPONSIBILITY STATEMENT
SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES
MANAGEMENT-PREPARED CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended March 31, 2026 and March 31, 2025

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Saleen Automotive, Inc. and Subsidiaries (the "Company") as of and for the years ended March 31, 2026 and March 31, 2025 have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), applied on a basis consistent with that used in prior periods.

These financial statements include the consolidated balance sheets as of March 31, 2026 and 2025, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, together with the related notes thereto.

Management is responsible for:

- The preparation and fair presentation of these financial statements in conformity with U.S. GAAP;
- The selection and application of appropriate accounting policies and the use of estimates and judgments necessary for the preparation of financial statements;
- The design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements; and
- Ensuring that the financial statements are free from material misstatement, whether due to error or fraud.

The financial statements for the years ended March 31, 2026 and March 31, 2025 have not been audited or reviewed by an independent public accountant. Accordingly, no independent accountant expresses an opinion or provides any assurance on these financial statements.

Regulation Crowdfunding Disclosure

These financial statements have been prepared by management and are being provided in connection with an offering conducted pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. The financial statements for the years ended March 31, 2026 and March 31, 2025 are furnished in accordance with the requirements applicable to Regulation Crowdfunding offerings.

SALEEN AUTOMOTIVE, INC.

Steve Saleen

Steve Saleen, CEO
August 10, 2026

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2026	March 31, 2025
ASSETS		
Current assets:		
Cash	$ 57,154	$ 50,926
Accounts receivable, net	22,643	7,499
Due from related party	-	122,186
Inventories	1,406,341	1,342,978
Prepaid expenses and other current assets	-	6,933
Deferred offering costs	152,813	123,061
Total current assets	1,638,951	1,653,583
Property and equipment, net	258,736	278,878
Intangible assets, net	1,482,304	1,482,304
Repossessed assets - prototype cars	-	-
Right-of-use assets	584,364	856,124
Other assets	68,780	68,780
Total assets	$ 4,033,134	$ 4,339,669
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,656,099	$ 2,318,589
Accrued liabilities	4,944,069	3,942,113
Due to related party	17,585	-
Deferred revenue	3,270,239	3,724,453
Long-term debt due within one year	2,039,303	2,039,303
Lease liability, current portion, net	342,872	299,498
Total current liabilities	13,270,167	12,323,956
Long-term debt, net of current	1,875,759	1,935,759
Lease liability, net of current portion	321,549	664,420
Deferred tax liabilities, net	152,865	152,865
Total liabilities	15,620,340	15,077,000
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.001 par value, 1,000,000 shares authorized, 600 shares Preferred B outstanding as of March 31, 2026	1	1
Common stock, $0.001 par value, 100,000,000 shares authorized, 29,887,622 and 29,687,622 shares issued and outstanding as of March 31, 2026 and 2025, respectively	29,437	29,237
Additional paid-in capital	41,374,498	41,174,698
Accumulated deficit	(52,991,142)	(51,941,266)
Total stockholders' deficit	(11,587,206)	(10,737,330)
Total liabilities and stockholders' deficit	$ 4,033,134	$ 4,339,669

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31, 2026	Year Ended March 31, 2025
Revenues:		
Products	$ 3,535,964	$ 2,750,998
Royalty revenue	37,147	93,892
Total revenues	3,573,111	2,844,890
Cost of revenues:		
Products	2,014,542	2,536,392
Services	-	2,810
Total cost of revenues	2,014,542	2,539,202
Gross income (loss)	1,558,569	305,688
Operating expenses:		
Selling, general and administrative	2,256,502	5,014,362
Research and development	262,836	279,878
Total operating expenses	2,519,338	5,294,240
Loss from operations	(960,769)	(4,988,552)
Other income (expense):		
Gain on extinguishment of debt and other liabilities	-	17,793
Interest expense	(86,208)	(94,240)
Other income (expense), net	-	439,706
Total other income (expense)	(86,208)	363,259
Income tax provision	2,898	43,035
Net loss	$ (1,049,875)	$ (4,668,328)
Weighted average common shares outstanding -		
Basic	29,887,622	29,687,622
Diluted	29,887,622	29,687,622
Net loss per common share -		
Basic	$ (0.04)	$ (0.16)
Diluted	$ (0.04)	$ (0.16)

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at March 31, 2024	-	-	26,646,476	$ 26,196	38,161,479	$ (47,272,939)	(9,085,264)
Issuance of common stock pursuant to rule 506(b) Regulation D offering, net of offering costs	-	-	350,000	350	349,650	-	350,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	376,146	376	109,065	-	109,441
Issuance of common stock pursuant to exercise of stock options, 2021 Stock Incentive Plan	-	-	2,315,000	2,315	1,220,005	-	1,222,320
Stock-based compensation (non-cash, 2021 Stock Incentive Plan)	-	-	-	-	734,500	-	734,500
Issuance of Series B Preferred Stock and warrants in exchange for accrued compensation (related party)	600	1	-	-	599,999	-	600,000
Net loss	-	-	-	-	-	(4,668,328)	(4,668,328)
Balances at March 31, 2025	600	$ 1	29,687,622	$ 29,237	$ 41,174,698	$ (51,941,267)	$ (10,737,331)
Issuance of common stock pursuant to rule 506(b) Regulation D offering, net of offering costs	-	-	200,000	200	199,800	-	200,000
Net loss	-	-	-	-	-	(1,049,875)	(1,049,875)
Balances at March 31, 2026	600	$ 1	29,887,622	$ 29,437	$ 41,374,498	$ (52,991,142)	$ (11,587,206)

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2026	Year Ended March 31, 2025
Cash flows from operating activities:		
Net loss	$ (1,049,875)	$ (4,668,328)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	37,891	78,229
Gain on forgiveness of debt and other liabilities	-	(170,096)
Allowance for expected credit losses	-	74,320
Amortization of right of use assets	271,760	443,014
Asset impairment charges	-	-
Stock-based compensation	-	734,500
Gain on disposal of property and equipment	-	(8,494)
Changes in operating assets and liabilities:		
Accounts receivable	15,144	(81,853)
Loan to related party	-	(52,186)
Inventories	(63,362)	258,349
Deposits	-	-
Prepaid expenses and other assets	6,933	894,772
Accounts payable	337,510	905,128
Accrued liabilities	1,001,957	638,662
Deferred revenue	(454,214)	1,305,065
Operating lease liabilities	(299,297)	582,508
Other and deferred tax liabilities	-	39,035
Net used in operating activities	(195,753)	(192,391)
Cash flows from investing activities:		
Sale of equipment to related party	0	20,960
Purchase of property and equipment	17,749	(5,000)
Net cash provided by (used in) investing activities	17,749	15,960
Cash flows from financing activities:		
Proceeds from related party loan	17,585	-
Repayments to related party	122,186	(6,356)
Proceeds from long-term debt	-	-
Repayments of long-term debt	(90,288)	(206,932)
Proceeds from issuance of common stock, net of offering costs	200,000	459,441
Deferred offering costs	(29,752)	(25,561)
Net cash provided by financing activities	219,730	220,592
Net change in cash and cash equivalents	6,228	44,161
Cash and cash equivalents at beginning of year	50,926	6,765
Cash and cash equivalents at end of year	$ 57,154	$ 50,926
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 30,288	$ 78,576
Cash paid for income taxes, net	$ 2,400	$ 2,400
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of common stock pursuant to exercise of stock options, 2021 Stock Incentive Plan	$ -	$ 1,222,320
Issuance of Series B Preferred Stock and warrants in exchange for accrued compensation (related party)	$ -	$ 600,000

See Management Preparation and Responsibility Statement, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Overview

Description of Business

Saleen Automotive Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services provider and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles derived from base chassis supplied by major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged vehicles typically include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior enhancements that distinguish them from their base counterparts. All Saleen models are tested and calibrated at the Company's private facility in Corona, California.

The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company's customer base includes muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retailers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was incorporated on August 6, 2021, under the laws of the State of Delaware and is headquartered at 2735 Wardlow Road, Corona, California 92882. The Company's predecessor, Saleen Automotive, Inc. (the "Predecessor"), was incorporated in Nevada on June 24, 2011.

On August 12, 2021, the Company completed a merger transaction to reorganize under Delaware law. As a result of the transaction, Saleen became a Delaware C corporation and wholly owns SLN Merger Sub LLC ("SLN Sub"), into which the Predecessor was merged. SLN Sub operates as the Company's operating subsidiary (collectively, the "Saleen Entities"). The transaction was accounted for as a recapitalization, with the Saleen Entities deemed the accounting acquirer and the Company deemed the legal acquirer.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2026 and March 31, 2025.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

The Company has incurred recurring losses from operations, experienced negative cash flows from operating activities, and has required ongoing external financing to fund its operations. For the year ended March 31, 2026, the Company reported a net loss of approximately $1.05 million and an operating loss of approximately $961,000. For the year ended March 31, 2025, the Company reported a net loss of approximately $4.7 million and an operating loss of approximately $5.0 million.

Although the Company continued to incur losses during fiscal 2026, operating performance improved significantly compared to fiscal 2025. Revenues increased to approximately $3.6 million in fiscal 2026 from approximately $2.8 million in fiscal 2025, gross profit increased to approximately $1.6 million from approximately $306,000, and operating expenses decreased to approximately $2.5 million from approximately $5.3 million. As a result, the Company's net loss decreased by approximately $3.6 million year over year. Despite these improvements, the Company has not yet achieved sustained profitability or generated sufficient positive cash flows from operations.

As of March 31, 2026, the Company continues to have a working capital deficit and negative equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

Management has evaluated the significance of these conditions and is pursuing actions intended to mitigate the factors giving rise to the substantial doubt. The Company's plans include raising additional capital through equity financings,

including a Regulation Crowdfunding offering, as well as pursuing alternative sources of debt financing and potential strategic transactions. The Company has engaged, or intends to engage, investment advisors, brokers, and other third parties in connection with these efforts. The Company is also focused on increasing revenues, improving gross margins, managing operating expenses, and enhancing overall operating efficiencies.

However, there can be no assurance that the Company will be successful in obtaining sufficient funding through these or other means, achieving profitability, or generating positive cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations and/or obtain additional financing to meet its obligations as they become due.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Such adjustments could be material.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in the cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable considerations which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration which the Company expects to receive. Estimated amounts are included in the

transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000-mile new vehicle limited warranty for certain products. This vehicle's limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations.

Advertising expense was $140,138 and $993,550 for the years ended March 31, 2026 and 2025, respectively. Advertising expense for the year ended March 31, 2025 includes approximately $860,710 of non-cash expense related to a prepaid asset recognized in connection with warrants issued to Crush Capital, Inc. under an appearance agreement for marketing, branding, and production services.

The warrants were accounted for as equity and recorded as a prepaid asset at their estimated fair value at the grant date. The related non-cash expense recognized during the year ended March 31, 2025 reflects management's assessment of the period in which the underlying services were deemed to be performed.

The Company previously evaluated the services provided under the agreement and had disputed whether such services provided commensurate value, including in connection with its Regulation Crowdfunding offering during fiscal year 2025. Crush Capital has subsequently ceased asserting any claims with respect to this matter. As of the date of these financial statements, no legal proceeding has been initiated.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is

more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2026 and 2025, the Company's cash in bank balances did not exceed federally insured limits.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheets. Bank overdrafts were $220,868 and $176,846 as of March 31, 2026 and 2025, respectively.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists the three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – inputs are generally unobservable for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the Paycheck Protection Program ("PPP") Loan, Small Business Administration ("SBA") Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying value of the SBA Loan as of March 31, 2026, approximates fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Income (Loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares that

would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. In the case of a net loss, potential dilutive common shares are not included in the computation of diluted loss per share because to do so would be anti-dilutive Potential common shares consist of shares issuable upon the exercise of warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income loss per common share:

	Year Ended March 31,	
	2026	**2025**
Numerator: Net loss	$ (1,049,875)	$ (4,668,328)
Denominator: Weighted average common shares outstanding – basic	29,887,622	29,687,622
Denominator: Weighted average common shares outstanding – diluted	29,887,622	29,687,622
Net loss per share – basic	$ (0.04)	$ (0.16)
Net loss per share – diluted	$ (0.04)	$ (0.16)

The following table sets forth the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2026 and 2025:

	March 31,	
	2026	**2025**
Convertible note	-	-
Warrants	600,000	2,822,222
	600,000	2,822,222

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make the required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of both March 31, 2026 and March 31, 2025, there was no allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis, which approximates actual cost on a first-in, first-out basis. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated regularly for excess quantities and obsolescence by analyzing estimated demand, inventory on hand, sales levels, and other relevant information. When inventory is determined to be excess or obsolete, balances are reduced to net realizable value. At the point of write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and

amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets consist of an indefinite-lived trade name acquired in connection with a 2019 asset acquisition. The carrying amount of the trade name was $1,482,304 as of March 31, 2026 and 2025.

The trade name is classified as an indefinite-lived intangible asset as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life. Accordingly, the asset is not amortized. In accordance with ASC 350-30, indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company performs its annual impairment test as of March 31.

The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the trade name is less than its carrying amount. If the Company elects to bypass the qualitative assessment, or if the qualitative assessment indicates that it is more likely than not that the asset is impaired, the Company performs a quantitative impairment test.

The quantitative impairment test consists of a comparison of the fair value of the trade name to its carrying amount. The Company estimates fair value using an income approach, specifically the relief-from-royalty method, which reflects the present value of hypothetical royalty payments that a market participant would avoid by owning the trade name.

The determination of fair value requires management to make significant estimates and assumptions, including projected revenues, an appropriate royalty rate, discount rate, and applicable tax rate, which are based on market participant assumptions in accordance with ASC 820. An impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value, if any.

Based on the Company's annual impairment assessments for the years ended March 31, 2026 and 2025, the estimated fair value of the trade name exceeded its carrying amount. Accordingly, no impairment loss was recognized in either period.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held, and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

Management believes there was no impairment of long-lived assets during the fiscal years ended March 31, 2026 and March 31, 2025.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate

instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Convertible notes and securities with beneficial conversion features are accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes it is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the

historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services based on the number of shares issued and the fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged as additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2026 and 2025, the Company had capitalized $152,813 and $123,061, respectively, of deferred offering costs.

Recently Adopted and Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope with the exception for contracts in an entity's own equity and improves and amends the related earnings per share guidance for both Subtopics. The ASU was effective for the Company for the fiscal year beginning April 1, 2024. Adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*, which provides for improvements to certain income tax disclosures. For entities other than public business entities, ASU No. 2023-09 requires qualitative disclosure in the rate reconciliation about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU No. 2023-09 also requires that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes with additional disaggregation by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Lastly, ASU No. 2023-09 requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. ASU No. 2023-09 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)*, to improve the relevance and consistency in application of the induced conversion guidance. Under current GAAP, the guidance on induced conversions applies only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance. Current GAAP does not address how this criterion should be applied to the settlement of a convertible debt instrument that does not require the issuance of equity securities upon conversion (for example, a convertible debt instrument with a cash conversion feature). Current GAAP also does not address how the incorporation, elimination, or modification of a volume-weighted average price formula interacts with this criterion, including when such changes could result in the holder receiving less cash or fewer shares than if the debt instrument had been settled pursuant to the conversion privileges provided in the terms of the instrument (before any changes to induce conversion). The amendments in ASU 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments

should be accounted for as an induced conversion. ASU No. 2024-04 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have material impact on its consolidated financial statements and related disclosures.

In April 2026, the FASB issued ASU 2026-01, *Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock*, to provide authoritative guidance on how an issuer should initially measure paid-in-kind ("PIK") dividends on equity-classified preferred stock. The amendments do not affect an entity's determination of when to recognize PIK dividends. The amendments in ASU 2026-01 require that PIK dividends on equity-classified preferred stock be initially measured on the basis of the PIK dividend rate stated in the preferred stock agreement. ASU No. 2026-01 is effective for the Company for the fiscal year beginning April 1, 2027. The Company does not expect that this standard will have material impact on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's consolidated financial statements and related disclosures. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Disaggregated Revenues

The following table shows disaggregated revenues by major sources:

	Year Ended March 31,	
	2026	2025
Signature cars (1)	$ 3,535,964	$ 2,750,998
Royalty revenue	37,147	93,892
Total revenues	$ 3,573,111	$ 2,844,890

(1) Signature cars include Saleen branded Ford Mustangs and Ford trucks vehicles.

Note 4 – Consolidated Financial Statement Details

The following tables show the Company's consolidated financial statement details as of March 31, 2026 and 2025:

Inventories

	March 31,	
	2026	2025
Automobile parts	$ 435,304	$ 295,978
Finished goods - S1 cars	1,047,000	1,047,000
Total	$ 1,406,341	$ 1,342,978

Property and Equipment, Net

	March 31,	
	2026	2025
Leasehold improvements - office	$ 137,813	$ 137,813
Machinery and equipment	597,285	581,436
Museum collection automobiles	286,412	286,412
Other automobiles	138,092	138,092
Furniture and fixtures	149,028	147,128
Computer and software	4,147	4,147
Total	1,312,777	1,295,028
Less: Accumulated depreciation	(1,054,041)	(1,016,150)
Property and equipment, net	$ 258,736	$ 278,878

Depreciation and amortization expenses for the years ended March 31, 2026 and 2025 totaled $37,891 and $78,279, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,	
	2026	2025
Accrued expenses	$ 742,601	$ 638,912
Accrued compensation	3,054,501	2,156,234
Taxes payable	1,146,967	1,146,967
Total accrued liabilities	$ 4,944,069	$ 3,942,113

Significant Concentrations

For the fiscal year 2026, revenue from one product customer represented 28.6% of total revenue. For fiscal year 2025, revenue from one product customers represented 15.4% of total revenue.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and generally receive the base vehicle platforms directly from their dealers. The Company entered into sourcing agreements with individual car dealerships but does not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 5 – Debt

Our debt consisted of the following:

	As of and for the year ended March 31,					
	2026			2025		
	Principal	Accrued Interest	Interest Expense	Principal	Accrued Interest	Interest Expense
Small business administration loan	$ 1,984,628	$ 161,836	$ 75,000	$ 1,984,628	$ 161,836	$ 75,000
W-Net Fund I loan - related party	-	-	-	-	-	-
Certitude Trust - related party	40,000	13,045	5,376	100,000	18,636	7,680
Unsecured convertible note, past due	-	-	-	-	-	-
Rexco Forbearance, due on demand	1,623,107	14,806	-	1,623,107	14,806	-
Manderson note	118,332	11,558	5,832	118,332	11,558	6,815
Race Crafters Manufacturing note	135,000	-	-	135,000	-	-
Other	13,995	-	-	13,219	-	4,745
Total	3,915,062	201,245	86,208	3,975,062	206,836	94,240
Less: Long-term debt due within one year	2,039,303	-	-	2,039,303	-	-
Long-term debt	$ 1,875,759	$ 201,245	$ 86,208	$ 1,935,759	$ 206,836	$ 94,240

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first eleven months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest were $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrued at 3.75% on the funds actually advanced from date of each advance. The balance and interest was payable thirty years from the date of the original note or August 18, 2050.

On April 7, 2022, the Company further amended its loan with the SBA to increase the principal amount of the loan to $2,000,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest are $9,822.00 monthly beginning twenty-four months from the date of the original note. The balance of principal and interest will be payable thirty years from the date of the original note. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Extinguishment of Legacy Convertible Note

The Company previously had an unsecured convertible promissory note dated March 28, 2014, with a principal balance of $100,000 and interest accruing at 7.0% per annum. The note matured on March 28, 2017 and remained in default thereafter.

The note originally provided for conversion into shares of the Company's common stock at the lesser of (i) $1.20 per share or (ii) 70% of the average market price of the Company's common stock over a specified measurement period. Because the Company is not publicly traded, the conversion feature was determined to have no measurable value.

The original noteholder passed away in 2015, and no executor, administrator, or representative of the estate has contacted the Company since that time. The Company evaluated the legal enforceability of the note under applicable statutes of limitations and concluded that any claim to enforce the obligation is time-barred.

Accordingly, during the year ended March 31, 2025, the Company determined that the note no longer met the definition of a liability and, in accordance with ASC 405-20, derecognized the note and all related accrued interest. The Company recorded a gain of $170,096 in "Other income – gain on extinguishment of debt." No further obligations remain under this instrument.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021. Accordingly, the note is in default.

The W-Net Note is secured by automobiles, as the Company granted a security interest to W-Net Fund in certain vehicles owned by the Company under the terms of a security agreement. The W-Net Note includes provisions requiring mandatory prepayments upon the receipt of proceeds from the sale of equity securities or S1 automobiles. The agreement also contains customary events of default, and the occurrence of such events may result in a claim for immediate repayment of all outstanding amounts.

During the year ended March 31, 2025, the Company recorded additional repayments in connection with the disposition of repossessed collateral securing the note. In connection with these activities, the Company recognized a gain on settlement of approximately $50,912, which is included in other income in the accompanying consolidated statements of operations.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust (the "Certitude Note") in connection with a litigation settlement. The Certitude Note bore interest at 6% per annum and was due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022, whichever occurred sooner.

The note was previously in default. On August 1, 2024, the Company entered into a settlement agreement with Certitude Trust to resolve outstanding obligations under the Certitude Note and related disputes.

Under the terms of the settlement agreement, the Company is making payments toward the outstanding balance of the note. As of March 31, 2026, the Company is in compliance with the terms of the settlement agreement, and the note is no longer considered to be in default.

Rexco Forbearance Note

In fiscal year 2023, the Company entered into a forbearance term sheet with the landlord of its facilities at 2735 and 2755 Wardlow Road in Corona, California, to address past-due rental obligations incurred during the COVID-19 pandemic. Under the terms of the agreement, the Company acknowledged that, as of February 28, 2023, it owed Rexco $1,586,477 in unpaid rent and $107,504 in late fees. As part of the forbearance arrangement, the Company agreed to pledge its Common Stock as collateral for the outstanding prior rent. The agreement requires full payment of all past-due amounts by June 30, 2024, after which the landlord may enforce its rights under the lease and pursue collection through any legal means.

Subsequent to the forbearance agreement, the Company's discussions with Rexco have been verbal and have primarily focused on the Company remaining current on rental payments for the 2735 Wardlow Road facility. In connection with these discussions, the Company relinquished its tenancy at 2755 Wardlow Road, effective January 31, 2025, for which Rexco has issued written confirmation of termination.

Manderson Promissory Note

On July 25, 2023, the Company reclassified accounts payable of $104,103 to a promissory note (the "Manderson Note") in the same amount. The note bears interest at a rate of 6% per annum and originally matured on December 31, 2023.

The note provides that, upon the occurrence of an event of default, interest accrues on the outstanding principal and unpaid interest at a rate equal to the lesser of 12% per annum or the maximum rate permitted by applicable law. Interest is calculated on a 360-day year.

As of March 31, 2026, the outstanding principal balance of the Manderson Note was $118,332, and accrued interest totaled approximately $11,558. As of March 31, 2025, the outstanding principal balance of the Manderson Note was $118,332, and accrued interest totaled approximately $11,558. The note is unsecured.

Race Crafters Manufacturing Promissory Note

In April 2023, the Company entered into a settlement agreement with Race Crafters LLC, pursuant to which the Company issued a promissory note in the amount of $200,000. Under the terms of the agreement, the note is repayable in monthly installments of $5,000 for an initial period of twenty-four months, followed by monthly installments of $13,333 for six months thereafter.

As of March 31, 2026, the outstanding balance of the note was $135,000, compared to $135,000 as of March 31, 2025.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2026 are as follows:

Fiscal Year	**Amount**
2027	$ 2,039,303
2028	38,871
2029	40,143
2030	41,886
2031	43,484
Thereafter	1,711,375
Total	$ 3,915,062

Note 6 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities located at 2755 Wardlow Road, Corona, California and 2735 Wardlow Road, Corona, California. Both leases commenced on February 1, 2018 and were originally scheduled to expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%, and a total security deposit of $55,000. The Company is responsible for operating expenses, including property taxes, insurance, maintenance and management fees.

In January 2025, the landlord agreed to take back the building located at 2755 Wardlow Road prior to the scheduled expiration date. The Company relocated inventory previously stored at that location to its remaining facility at 2735 Wardlow Road, Corona, California. This change did not result in any material adverse effect on the Company's operations.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total operating lease expense was $473,808 and $963,918 for the years ended March 31, 2026 and 2025, respectively.

As of March 31, 2026 and 2025, the carrying amount of the Company's operating lease right-of-use ("ROU") assets was $584,364 and $856,124, respectively.

As of March 31, 2026 and 2025, operating lease liabilities were $664,421 and $963,918, respectively, consisting of the following components:

Supplemental balance sheet information related to leases is as follows:

	March 31, 2026	March 31, 2025
Assets:		
Right of use assets	$ 584,364	$ 856,124
Lease liabilities:		
Lease liability, current portion	$ 342,872	$ 299,498
Operating lease liabilities	321,549	664,424
Total operating lease liabilities	$ 664,421	$ 963,917

The following table includes supplemental information:

	March 31, 2026	March 31, 2025
Weighted-average remaining lease term (in years)	1.84	2.84
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2026 are as follows:

Fiscal Year	Amount
2027	393,962
2028	336,469
Total lease payments	730,431
Less: imputed interest	(66,010)
Total lease obligations	$ 664,421

Note 7 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with contingencies are expensed as incurred.

On March 5, 2025, the Company settled litigation arising from events occurring in fiscal year 2020 related to a dispute with TM Tecnologie Meccaniche s.r.l. regarding unpaid amounts for automobile products. In connection with the settlement, the Company recognized an accrual of $100,000 in its fiscal 2025 consolidated financial statements. Subsequently, on March 16, 2026, the parties entered into a settlement agreement providing for total settlement payments of $50,000, of which the Company had paid $8,000 as of March 31, 2026. The remaining $42,000 obligation is included in accrued liabilities as of March 31, 2026. Upon completion of the required payments, the settlement will fully resolve the judgment and all related claims.

On August 1, 2024, the Company entered into a settlement agreement with the trustee of Certitude Trust resolving litigation and related claims concerning payment obligations under a promissory note. The settlement established a fixed payment obligation to be satisfied through installment payments over time. The Company does not admit liability under the terms of the settlement agreement. As of March 31, 2026, the Company continues to make payments under the settlement agreement and has recorded its remaining obligation in the accompanying financial statements. Management believes the recorded liability adequately reflects the Company's obligations under the settlement agreement.

Note 8 – Income Taxes

The following table summarizes the significant differences between statutory rates for the years ended March 31, 2026 and 2025:

	Year Ended March 31,	
	2026	2025
Statutory tax rate:		
U.S. federal	21.00%	21.00%
State taxes, net of federal benefit	2.76%	6.98%
Permanent differences	-4.57%	-4.57%
Change in valuation allowance	-22.90%	-22.90%
Other	-0.09%	-0.09%
	0.20%	0.42%

The provision for income taxes consisted of the following:

	Year Ended March 31,	
	2026	2025
Current		
Federal	$ -	$ -
State	2,898	4,000
Total current	2,898	4,000
Deferred		
Federal	-	29,293
State	-	9,742
Total deferred	-	39,035
Provision for income taxes	$ 2,898	$ 43,035

The effective tax rate for the year ended March 31, 2025 differs from the statutory rate primarily due to the impact of a full valuation allowance against deferred tax assets and non-deductible stock-based compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	Year Ended March 31,	
	2026	2025
Deferred tax assets:		
Net operating loss carryforwards	$5,242,058	$4,948,093
Lease liability	269,739	269,739
Other	255,150	255,150
Total deferred tax assets	5,766,947	5,472,982
Less: valuation allowance	(5,569,624)	(5,275,659)
Total deferred tax assets, net	197,323	197,323
Deferred tax liabilities:		
Right of use assets	(239,575)	(239,575)
Intangible assets	(110,613)	(110,613)
Total deferred tax liabilities	(350,188)	(350,188)
Net deferred tax liabilities	$ (152,865)	$ (152,865)

The net deferred tax liability as of March 31, 2026 and 2025 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2026 and 2025, valuation allowances of $5,275,659 and $4,180,529 were recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective tax rate is approximately 0.20% for the year ended March 31, 2026 and 0.42% for the year ended March 31, 2025, primarily due to the full valuation allowance recorded against the Company's net deferred tax assets.

Stock-based compensation expense of approximately $734,500 for fiscal year 2025 was recorded for financial reporting purposes but is not deductible for tax purposes and is treated as a permanent difference. Marketing and promotional costs related to an appearance agreement were incurred during the year and are fully deductible for tax purposes. The Company also terminated a facility lease during the year, resulting in temporary differences related to lease accounting.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the fiscal year ended March 31, 2026, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of March 31, 2026, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 9 – Stockholders' Equity (Deficit)

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, $0.001 par value per share, of which 1,000 shares have been designated as Series B Preferred Stock and 600 shares were issued and outstanding as of March 31, 2025.

Series B Preferred Stock

On October 15, 2024, the Company issued 600 shares of Series B Preferred Stock to its Chief Executive Officer in exchange for approximately $600,000 of accrued compensation in a non-cash transaction.

Each share of Series B Preferred Stock was issued as part of a unit that included:

- one share of Series B Preferred Stock, and
- warrants to purchase 1,000 shares of the Company's common stock.

The Series B Preferred Stock is convertible, at the option of the holder at any time, into shares of the Company's common stock in accordance with the terms set forth in the Certificate of Designation.

The Series B Preferred Stock does not have a stated liquidation preference but participates in any liquidation, dissolution, or winding up of the Company on an as-converted basis with the holders of common stock.

The holders of Series B Preferred Stock are entitled to receive dividends, if and when declared on the Company's common stock, on an as-converted basis, and no separate or additional dividends are provided.

The holders of Series B Preferred Stock have voting rights equivalent to those of the holders of common stock on an as-converted basis and vote together with the holders of common stock as a single class on all matters, except as otherwise required by law. In addition, upon the occurrence of a change of control, the holders of Series B Preferred Stock have the right, voting as a separate class, to elect a majority of the members of the Company's Board of Directors.

The transaction was accounted for as an equity transaction under U.S. GAAP, with the accrued compensation liability extinguished at carrying value and the equity instruments recorded based on their relative fair values.

As of March 31, 2026 and March 31, 2025, the Company had 600 shares of Series B Preferred Stock issued and outstanding.

Common Stock

During the year ended March 31, 2025, the Company issued common stock in connection with equity financings as follows:

On May 9, 2024, the Company issued 350,000 shares of common stock pursuant to a Rule 506(b) offering, resulting in gross proceeds of approximately $350,000.

On June 18, 2024, the Company issued 376,146 shares of common stock pursuant to a Regulation Crowdfunding offering, resulting in gross proceeds of approximately $421,644. After offering costs, net proceeds of approximately $109,441 were recorded as additional paid-in capital.

During the year ended March 31, 2026, the Company issued 200,000 shares of common stock pursuant to a Rule 506(b) offering, resulting in gross proceeds of approximately $200,000.

As of March 31, 2026 and 2025, the Company had 29,887,622 and 29,687,622 shares of common stock issued and outstanding, respectively.

Warrants

Crush Capital, Inc.

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Capital") to provide marketing, branding, and production services related to the Company's anticipated equity offering. In connection with this agreement, the Company granted Crush Capital 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants vested immediately and had a contractual term of five years from the grant date.

The Company estimated the fair value of the warrants at $860,710 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:

- Expected volatility: 65%
- Risk-free interest rate: 0.80%
- Expected term: 5 years
- Dividend yield: 0%
- Fair value of underlying common stock: $0.48

The warrants were recorded as Additional Paid-in Capital with a corresponding Prepaid Expense because the related services had not yet been performed as of March 31, 2024.

As of March 31, 2024:

- Prepaid Expense related to the Crush Capital agreement was $860,710.
- The warrants remain outstanding with a weighted-average remaining contractual life of approximately 2 years.
- No expense has been recognized to date because the Company has not determined that the services under the agreement have been satisfactorily performed.

During fiscal year 2025 Crush Capital asserted that services were completed and demanded additional compensation. The Company disputes these claims and contends that Crush Capital failed to meet key obligations under the agreement and related amendment.

Warrants Issued in Connection with Series B Preferred Stock

In October 2024, the Company issued warrants in connection with the issuance of Series B Preferred Stock to its Chief Executive Officer as part of a related-party transaction. Each unit of Series B Preferred Stock included one share of preferred stock and warrants to purchase shares of the Company's common stock. As part of this transaction, the Company issued an aggregate of 600,000 warrants, each exercisable for one share of common stock.

The Company estimated the fair value of the warrants at $348,000 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:

- Expected volatility: 65%
- Risk-free interest rate: 4.25%
  (based on U.S. Treasury yields with comparable maturity)
- Expected term: 5 years
- Dividend yield: 0%
  (the Company does not expect to pay dividends)

In connection with the Series B Preferred Stock financing, the Company issued an aggregate of 600,000 warrants to its Chief Executive Officer, Steve Saleen, in settlement of accrued compensation. This transaction has been accounted for as a related-party transaction.

During the year ended March 31, 2026, no warrants were exercised or forfeited.

The following table summarizes information about warrants outstanding as of March 31, 2026 and 2025:

	Warrants	Weighted Average Exercise	Intrinsic Value
Exercisable at March 31, 2025	2,822,222	$ 0.29	$ 1,208,710
Exercisable at March 31, 2026	600,000	$ 1.00	$ 348,000

Subsequent to March 31, 2025, 2,222,222 warrants issued to Crush Capital expired unexercised in accordance with their contractual terms. No shares of common stock were issued upon expiration, and the Company did not receive any proceeds related to these instruments.

Note 10 – Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*, which requires the recognition of compensation expense for equity awards based on the grant-date fair value of the awards.

2021 Stock Incentive Plan

In 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides for the grant of stock options and other equity-based awards to employees, directors, and consultants. The Plan authorizes the issuance of shares of the Company's common stock pursuant to equity awards approved by the Board of Directors.

Grant Date Determination

Although the Plan was approved in 2021, individual stock option awards were not formally communicated to employees until June and July 2024. As a result, the Company determined that the grant date for these awards occurred in fiscal year 2025, when a mutual understanding of the key terms and conditions of the awards was established with employees.

Accordingly, no stock-based compensation expense was recognized for these awards prior to fiscal year 2025.

Stock Option Awards

During fiscal year 2025, the Company granted stock options covering approximately 1,130,000 shares of common stock to employees and former employees.

The stock options have the following general characteristics:

- Exercise price: approximately $0.48 per share
- Contractual term: up to 10 years
- Vesting: generally quarterly over two to three years

Substantially all awards were fully vested or became fully vested during fiscal year 2025.

Valuation of Stock Options

The Company estimated the fair value of stock options using the Black-Scholes option pricing model with the following assumptions:

- Fair value of common stock: approximately $1.00 per share
- Expected volatility: approximately 65%
- Expected term: approximately 5 to 7 years
- Risk-free interest rate: 4.25% based on U.S. Treasury yields in effect at the grant date

Based on these assumptions, the Company estimated a weighted-average grant-date fair value of approximately $0.80 per option.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of approximately $734,500 for the year ended March 31, 2025. This expense is included in operating expenses in the consolidated statement of operations. No stock-based compensation expense was recognized for the year ended March 31, 2026.

Excluded Awards

The Company evaluated all potential equity awards under the Plan and excluded certain instruments from stock-based compensation as follows:

Uncommunicated Awards - Certain individuals were identified as having been allocated equity awards in 2021; however, no grant notices were issued and no mutual understanding of the terms and conditions of such awards existed. As a result, no grant date was established and no compensation expense was recognized.

Restricted Stock Award — Former Employee - A restricted stock award to a former employee was not communicated or accepted prior to termination, and no grant date was established. Accordingly, no stock-based compensation was recognized for this award. The Company evaluated this matter under ASC 450, *Contingencies*, and concluded that no liability was required as of March 31, 2025.

Settlement of Compensation with Equity - During fiscal year 2025, the Company's Chief Executive Officer exercised stock options in transactions that were settled through the offset of accrued compensation obligations. These transactions represent the settlement of previously recorded payroll liabilities using equity instruments and did not result in additional stock-based compensation expense.

Note 11 – Related Party Transactions

Steve Saleen

Steve Saleen is the Company's Chief Executive Officer and a principal stockholder.

Balances with Related Party

As of March 31, 2025, the Company had a receivable from Mr. Saleen of $122,186, which represents a non-interest-bearing advance and is included in due from related party in the accompanying consolidated balance sheet. The total amount of accrued compensation due to Mr. Saleen was $35,154.

The advance was repaid prior to March 31, 2026. As of March 31, 2026 the Company owed Mr. Saleen $17,585, and $427,103 of accrued compensation.

Equity Transactions

During the year ended March 31, 2025, the Company entered into a non-cash related-party transaction with Mr. Saleen under which approximately $600,000 of accrued compensation was settled through the issuance of:

600 shares of Series B Preferred Stock, and
600,000 warrants to purchase common stock

This transaction was accounted for as an equity transaction, with the liability extinguished at its carrying value and the equity instruments recorded based on their relative fair values. See Note 9 – Stockholders' Equity.

Compensation Settled in Equity

During the year ended March 31, 2025, approximately $1,222,320 of compensation payable to Mr. Saleen was settled through the issuance of equity instruments, representing the satisfaction of previously recorded liabilities. These transactions did not result in additional stock-based compensation expense.

License Agreement

Mr. Saleen is party to an Assignment and License Agreement dated May 23, 2013, assumed by the Company. Under this agreement, the Company has a perpetual, royalty-free, worldwide license to use Mr. Saleen's likeness in connection with the design, production, and marketing of vehicles, parts, accessories, and apparel. Certain entertainment-related uses are excluded. No changes to this agreement occurred during fiscal years 2025 and 2026.

S7 Intangible Asset

In May 2019, the Company acquired certain assets from S7 Supercars, LLC, a related party, including intellectual property and trade name rights associated with the Saleen S7 supercar, in an asset acquisition for total consideration of approximately $1.5 million.

The acquired assets were recorded as an indefinite-lived trade name and are included within intangible assets in the accompanying consolidated balance sheets.

The purchase agreement included contingent payments based on future sales of S7 vehicles; however, the contingent period expired without any such payments being triggered. Accordingly, no remaining obligations exist under these provisions as of March 31, 2026.

Debts

Refer to Note 5 for related party debts.

Note 12 – Subsequent Events

The Company has evaluated subsequent events occurring after March 31, 2026 through August 10, 2026, which is the date the financial statements were available to be issued.

The Company did not identify any events or transactions occurring during this period that require adjustment to the accompanying consolidated financial statements.

The Company has identified certain subsequent events that require disclosure:

- The Company continues to pursue additional capital raising activities, including equity financings under Regulation Crowdfunding and Rule 506(c) of Regulation D, to support ongoing operations and working capital needs.
- Crush Capital, Inc. has asserted a claim for additional compensation under a prior marketing and services agreement. The Company disputes the claim and, as of the date of these financial statements, no legal proceeding has been initiated. Accordingly, the Company is unable to reasonably estimate the outcome of this matter.

Subsequent to March 31, 2025, 2,222,222 warrants issued to Crush Capital previously disclosed in Note 9 – Stockholders' Equity expired unexercised in accordance with their contractual terms. No shares of common stock were issued upon expiration, and the Company did not receive any proceeds related to these instruments. The expiration of these warrants did not have an impact on the Company's financial position, results of operations, or cash flows as of and for the years ended March 31, 2026 and March 31, 2025.

During the year ended March 31, 2025, the Company sold a vehicle to its Chief Executive Officer for $20,500, net of sales taxes. The transaction was conducted at a price immaterially above fair market value. The Company recognized a gain on sale of approximately $15,000 related to this transaction.

No other material subsequent events have occurred that would require disclosure in the consolidated financial statements.